Exhibit 21

Subsidiaries

of the Registrant (3)

The following is a list of the Company's consolidated subsidiaries as of December 31, 2008:

Subsidiary	State or Country of Organization	Percent of Voting Securities Owned

The Beard Company (1)	Oklahoma	Registrant
Advanced Internet Technologies, L.L.C. (2)	Oklahoma	71%
Beard Oil Company	Delaware	100%
Beard Technologies, Inc.	Oklahoma	100%
starpay.com, l.l.c.	Oklahoma	71%

(1)	The consolidated financial statements of the Company include accounts of Registrant and the subsidiaries controlled by the Registrant.
(2)	Owns 100% of starpay. com, l.l.c.
(3)

Excludes those subsidiaries treated as equity investments, and those subsidiaries which, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as of the end of the year covered by this report.